[APX Letterhead]

June 13, 2014

VIA EDGAR AND OVERNIGHT MAIL

Larry Spirgel

Kathleen Krebs

Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:	APX Group Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 24, 2014
File No. 333-193639-02

Ladies and Gentlemen:

APX Group Holdings, Inc. (the “Company”) submits this letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 3, 2014, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “10-K”).

To assist in your review, we have retyped the Staff’s comments (displayed in italics) below, with the Company’s responses set forth immediately below the Staff’s comments.

Business, page 5

Company Overview, page 5

1. Please disclose the amount of your outstanding debt and separately quantify the amount attributable to the transactions related to the acquisition of the company by Blackstone in November 2012. Disclose the percentage of 2013 cash flow used to service your debt.

The Company respectfully advises the Staff that the amount of the Company’s outstanding debt as of December 31, 2013 was approximately $1.76 billion, approximately $1.31 billion of which was attributable to the transactions related to Blackstone’s acquisition of the Company in November 2012. The amount of the Company’s outstanding debt as of December 31, 2013 was disclosed in “Part II, Item 7. — Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Liquidity and Capital Resources — Long-Term Debt” on page 38 of the 10-K as well as in the consolidated financial statements of the Company filed as part of the 10-K. The amount of the Company’s outstanding debt attributable to the transactions related to Blackstone’s acquisition of the Company was disclosed under the heading “Basis of Presentation” on page 3 of the 10-K, in “Part II, Item 7. — Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Liquidity and Capital Resources — Long-Term Debt” on page 38 of the 10-K, as well as in the consolidated financial statements of the Company filed as part of the 10-K.

The Company’s net cash provided by operating activities for the year ended December 31, 2013 was $79.4 million after payment of net cash interest expense related to the Company’s indebtedness (excluding capital leases) during fiscal 2013 of $114.8 million. Thus, net cash provided by operating activities for the year ended December 31, 2013, before these interest payments, was $194.2 million. The Company’s interest payments in fiscal 2013 represented approximately 59% of such amount.

The Company will include the above information in its next annual report on Form 10-K in response to the Staff’s comment.

2. Please revise to clarify the business reasons for the sale of 2GIG Technologies, Inc. to Nortek, Inc., in light of the key importance of the Go!Control panels produced by 2GIG, as discussed under “Suppliers” on page 7 and the added risks discussed in the risk factor on page 12.

The Company respectfully advises the Staff that the 2GIG Sale was a compelling transaction, which allowed the Company to sell a non-core portion of its business and realize significant cash proceeds while protecting the Company’s intellectual property and ensuring a continuing supply of its control panels.

In response to the Staff’s comment, the Company will revise its disclosure relating to the sale of 2GIG Technologies in its next annual report on Form 10-K to read substantially as follows:

In fiscal 2013, we completed the 2GIG Sale. Pursuant to the terms of the 2GIG Sale, Nortek acquired all of the outstanding common stock of 2GIG for aggregate cash consideration of approximately $148.9 million. In connection with the 2GIG Sale, we retained sole ownership of the intellectual property and exclusive rights with respect to the next generation of our control panels and certain peripheral equipment. We expect this proprietary equipment will be a critical component of our future service offerings. In addition, we entered into a five-year supply agreement with 2GIG, pursuant to which they will be the exclusive provider of our control panel requirements, subject to certain exceptions.

3. Please disclose the consideration received for the sale of 2GIG in April 2013. Disclose the amount of proceeds from the sale distributed to your stockholders, including your Sponsor, and the amount of proceeds that may be distributed to your stockholders in the future.

The Company respectfully advises the Staff that the above-referenced information was disclosed in “Part II, Item 7. — Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Recent Transactions” on page 20 of the 10-K (copied below). As of the date of this letter, although $60 million of the proceeds of the 2GIG Sale have been distributed to the Company’s parent company, none of the 2GIG Sale proceeds have been distributed to the Sponsor.

“On April 1, 2013, we completed the 2GIG Sale. Pursuant to the terms of the 2GIG Sale, Nortek acquired all of the outstanding common stock of 2GIG for aggregate cash consideration of approximately $148.9 million[…] The terms of the indentures governing the notes permit us, subject to certain conditions, to distribute all or a portion of the net proceeds from the 2GIG Sale to our stockholders. In May 2013, we distributed $60.0 million of such proceeds to our stockholders. Subject to the applicable conditions, we may distribute the remaining proceeds in the future.”

The Company will also include the above information in the “Business” section of its next annual report on Form 10-K in response to the Staff’s comment.

4. You state that you have employed sales representatives and installation technicians in “targeted geographical locations,” whereas elsewhere in the document you state that they have been employed throughout North America. Please revise your disclosure to clarify where these employees are located, and why certain areas have been “targeted.” Also disclose in what regions or areas of North America your full-time employees are located.

In response to the Staff’s comment, the Company will revise its disclosure relating to where its employees are located in “Item 1 — Business” in its next annual report on Form 10-K to read substantially as follows:

Direct-to-Home Sales

Our direct-to-home sales channel is typically comprised of between 2,000 and 2,500 sales representatives who benefit from our recruiting and training programs designed to promote professionalism and sales productivity. Each year between approximately April and August, our sales teams travel to approximately 100 pre-selected markets throughout North America to sell our service packages. Markets are selected each year based on a number of factors, including demographics, population density and our past experience selling in these markets. Because expenses associated with our sales force are directly correlated with new subscriber acquisition, we avoid a large fixed cost base and are able to deploy a flexible go-to-market strategy every year.

A typical sales team consists of approximately 20 sales representatives and a designated sales manager. Each sales team is supported by a team of approximately 10 installation technicians, including a manager for the technicians. There are also regional managers who generally oversee six to eight sales or installation teams.

Inside Sales

Subscribers originated through our inside sales channel have grown as a percentage of our total originations from approximately 10% in 2009 to approximately 23% in 2013. Our inside sales channel utilizes both inbound and outbound leads provided by our marketing department to sell to subscribers located in all 50 states in the United States and all Canadian provinces except Quebec. The marketing department generates leads through multiple sources both digital and traditional. Leads generated through digital marketing sources include paid, organic and local search and display advertising. Traditional lead sources include radio and television advertising, shared mail, email remarketing and third-party lead generation affiliates. Upon receiving a lead or an inquiry from a potential subscriber requesting information on our products and service packages, one of our inside sales representatives calls the potential subscriber. Existing subscribers wishing to upgrade equipment or change their service packages are also processed through inside sales.

Employees

As of December 31, 2013, we had approximately 3,000 employees, excluding our seasonal direct-to-home installation technicians, sales representatives and certain other support professionals. None of our employees are currently represented by labor unions or trade councils. We believe that we generally have good relationships with our employees. The majority of our employees are located in the Salt Lake City metropolitan area. Employees located outside of the Salt Lake City metropolitan area are primarily comprised of our field service technicians, who service our subscribers and are located in all states in the United States except Maine and Vermont and all Canadian provinces except Quebec, and the monitoring professionals located at our monitoring station in South St. Paul, Minnesota.

Competition, page 9

5. Please provide an expanded description of the competitive conditions of your business. In this regard, please disclose the principal methods of competition (e.g., price, service) and positive and negative factors pertaining to your competitive position.

The Company will include the following disclosure in “Item 1 — Business” in its next annual report on Form 10-K in response to the Staff’s comment:

The residential electronic security services industry is highly competitive, but fragmented. Our major competitors include The ADT Corporation, Protection One, Inc., Stanley Security Solutions, a subsidiary of Stanley Black and Decker, Monitronics International, Inc., a subsidiary of Ascent Capital Group, Inc., Comcast Corporation, AT&T Inc. and numerous smaller providers with regional or local coverage. We also face, or may in the future face, competition from other providers of information and communication products and services, a number of which have significantly greater capital and other resources than we do.

Companies in our industry compete primarily on the basis of price in relation to the quality of the service they provide. The Company’s brand and reputation, market visibility, service and product capabilities, quality, price, efficient direct-to-home sales channel and the ability to identify and sell to prospective customers are all factors that contribute to competitive success in the residential electronic services industry. We emphasize the quality of the service we provide, rather than focusing primarily on price competition. We believe we compete effectively against other national, regional and local security alarm monitoring companies by offering our subscribers an attractive value proposition combined with our proven, award-winning customer service.

Although we face new competition from competitors such as cable and telecommunications companies, having installed over 1.4 million integrated security systems we believe we are well-positioned to compete with them because we benefit from more than 14 years of experience, our efficient direct-to-home sales channel and our award-winning customer service.

Risk Factors, page 10

Affiliates of our Sponsor own substantially all of the equity interests in us…, page 16

6. To provide context, please quantify the amount of fees, dividends and other payments made to the Sponsor in 2013.

The amount of payments that the Company made to the affiliates of the Sponsor in 2013 totaled $3.3 million, which included $2.9 million in annual monitoring fees and $0.4 million in fees in connection with our issuance of $450.0 million senior unsecured notes during the year ended December 31, 2013, as disclosed in Note 15 to the Company’s consolidated financial statements on page 63 of the 10-K.

The Company will also quantify payments made to the Sponsor during the applicable period under “Item 1A — Risk Factors — Affiliates of the Sponsor own substantially all of the equity interests in us and may have conflicts of interest with us or the holders of the notes in the future” in its next annual report on Form 10-K in response to the Staff’s comment.

Our substantial indebtedness could adversely affect our financial conditions…, page 16

7. Please quantify your debt service requirements and disclose as a percentage the “significant portion” of your cash flow that must be dedicated to debt service, both principal and interest.

Net cash interest expense for the fiscal year ended December 31, 2013 related to our indebtedness (excluding capital leases) totaled $114.8 million. The Company’s net cash provided by operating activities for the year ended December 31, 2013 was $79.4 million. Thus, net cash provided by operating activities for the year ended December 31, 2013, before these interest payments, was $194.2 million. The Company’s interest payments in fiscal 2013 represented approximately 59% of such amount. Under the terms of the Company’s existing indebtedness, the Company is not required to make principal payments prior to scheduled maturity.

The Company will disclose the above information under “Item 1A — Risk Factors — Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our indebtedness” in its next annual report on Form 10-K in response to the Staff’s comment.

Exhibits, page 94

8. Please file the following material contracts as exhibits:

•	The agreement for the sale of 2GIG to Nortek, Inc. (page 3);

•	Your five-year supply agreement with 2GIG (page 3);

•	Your license agreement with Alarm.com (page 7).

2GIG Agreement

The Company respectfully advises the Staff that it concluded that the agreement for the sale of 2GIG to Nortek, Inc. (the “2GIG Agreement”) is not a material contract of the Company.

Item 601(b)(2) of Regulation S-K requires a registrant to file “[a]ny material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangements and any amendments thereto described in the . . . report.” Item 1.01(b) of Form 8-K defines a “material definitive agreement” as one that “provides for obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement…”

Pursuant to the terms of the 2GIG Agreement, the Company transferred to a subsidiary of Nortek, Inc. (“Nortek”) all the issued and outstanding shares of capital stock of 2GIG in exchange for cash consideration of $148.9 million. The entire consideration under the 2GIG Agreement constituted just 7% of the Company’s total assets as of March 31, 2013, an amount that the Company did not consider to be material. In addition, as of March 31, 2013, assets of 2GIG were approximately $138.5 million, or 6% of the Company’s total assets (excluding intercompany balances), again, an amount that was not material to the Company. In addition, as discussed above in response to the Staff’s comment #2, the 2GIG Sale related to the disposition of a non-core portion of the Company’s business and, as discussed below under “2GIG Supply Agreement,” the Company is not substantially dependent on 2GIG to produce its control panels. Therefore, in the Company’s view, the agreement for the sale of 2GIG to Nortek was not a material plan of disposition required to be filed under Item 601(b)(2) of Regulation S-K since it did not provide for obligations that are material to and enforceable against the Company, or rights that are material to the Company and enforceable by the Company against one or more other parties to the agreement.”

The Company will file the 2GIG Agreement as an Exhibit 99 to its next periodic filing in response to the Staff’s comment.

2GIG Supply Agreement

The Company respectfully advises the Staff that it concluded that its five-year supply agreement with 2GIG (the “2GIG Supply Agreement”) is not a material contract of the Company.

Item 601(b)(10) of Regulation S-K requires a registrant to file “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the . . . report or was entered into not more than two years before such filing.” Item 601(b)(10)(ii) further provides, in relevant part, that:

If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the . . . report, or underwriters are parties . . .;

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to . . . purchase the major part of registrant’s requirements of goods, services or raw materials or any . . . license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the . . . report is held by the registrant.

The 2GIG Supply Agreement is a contract that ordinarily accompanies the kind of business conducted by the Company. However, the 2GIG Supply Agreement is not a contract upon which the Company’s business is substantially dependent nor does it fall into any of the other enumerated categories in Item 601(b)(10)(ii). Although it is an exclusive supply agreement, the 2GIG Supply Agreement requires that 2GIG source a portion of the Company’s control panel requirements from an alternate supplier that is acceptable to the Company. The 2GIG Supply Agreement also provides that the Company may terminate in the event of 2GIG’s failure to perform. While there can be no assurance that upon the expiration or early termination of the initial term of the 2GIG Supply Agreement the Company will be able to renew our supply arrangements with 2GIG on commercially reasonable terms or at all, which could expose the Company to an increase in equipment costs, particularly in the short term, the Company believes that, because a portion of its requirements are already supplied by an alternate supplier, it will be able to source control panels through such supplier without a material interruption in the Company’s business. Moreover, in connection with the 2GIG Sale, the Company retained sole ownership of the intellectual property and exclusive rights with respect to the next generation of its control panels and certain peripheral equipment, so the Company is not substantially dependent on intellectual property owned by 2GIG.

Accordingly, the Company respectfully submits to the Staff that as a contract made in the ordinary course of the Company’s business, the 2GIG Supply Agreement is not required to be filed as an exhibit to the Company’s periodic filings with the Commission. Moreover, the 2GIG Supply Agreement contains commercially sensitive information, the disclosure of which could materially harm the Company. The Company is not aware of any of its competitors filing similar agreements.

License Agreement

The Company respectfully advises the Staff that it concluded that its license agreement with Alarm.com (the “License Agreement”) is not a material contract of the Company.

The License Agreement with Alarm.com is a contract that ordinarily accompanies the kind of business conducted by the Company. However, the License Agreement is not a contract upon which the Company’s business is substantially dependent nor does it fall into any of the other enumerated categories in Item 601(b)(10)(ii). The Company believes that, should Alarm.com fail to perform under the agreement, the Company will be able to license, acquire or develop the communications infrastructure, software and services to support its control panels without a material expense. Moreover, the total fees paid by the Company to Alarm.com during the year ended December 31, 2013 represented only 3% of the Company’s total costs and expenses for the year, so fees paid to Alarm.com were not material to the Company’s total expenses.

Accordingly, the Company respectfully submits to the Staff that as a contract made in the ordinary course of the Company’s business, the License Agreement with Alarm.com is not required to be filed as an exhibit to the Company’s periodic filings with the Commission. Moreover, the License Agreement contains commercially sensitive information, disclosure of which could materially harm the Company. The Company is not aware of any of its competitors filing similar agreements.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to the undersigned at (801) 705-8054 or nwilcox@vivint.com.

Very truly yours,

/s/ Nathan Wilcox
Nathan Wilcox
General Counsel and Secretary

cc:	Igor Fert

Simpson Thacher & Bartlett LLP (via email)